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SEC
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FEB 05 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kempen & Co., U.S.A.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Third Avenue, 17th Floor
(No. and Street)

New York City	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Mc Gowan — 212-376-0132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name – *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Mc Gowan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kempen & Co., U.S.A., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANNY MELENDEZ
Notary Public - State of New York
NO. 01ME6174995
Qualified In New York County
My Commission Expires 10/01/2019

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEMPEN & CO. U.S.A., INC.

TABLE OF CONTENTS

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Kempen & Co. U.S.A., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kempen & Co. U.S.A., Inc., as of December 31, 2017 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and Schedule I ("Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission") (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kempen & Co. U.S.A as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Kempen & Co. U.S.A., Inc.'s management. Our responsibility is to express an opinion on Kempen & Co. U.S.A.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kempen & Co. U.S.A. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Kempen & Co. U.S.A., Inc.'s financial statements. The supplemental information is the responsibility of Kempen & Co. U.S.A., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

We have served as the Company's auditor since 2008.

FRIEDMAN LLP
East Hanover, New Jersey
January 29, 2018

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

KEMPEN & CO. U.S.A., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents	$	5,443,611
Due from parent		2,105,581
Property and equipment - at cost, net		110,863
Due from customers		3,165,320
Fails to deliver		2,733,596
Prepaid taxes		1,852
Other assets		228,275
	$	13,789,098
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	85,424
Taxes payable		3,469
Due to customers		2,733,596
Fail to receive		3,165,320
Security deposit payable		57,128
	$	6,044,937
Commitments and contingencies		
Stockholder's equity		
Capital stock - $0.01 par value; authorized 1,000 shares; 1,000 shares issued and outstanding	$	10
Additional paid-in capital		3,263,979
Retained earnings		4,480,172
		7,744,161
	$	13,789,098

See notes to financial statements.

KEMPEN & CO. U.S.A., INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2017

Revenues		
Revenue - Parent	$	2,959,468
Interest income		4,509
	$	2,963,977
Expenses		
Compensation and benefits	$	1,671,871
Occupancy and equipment, net of sublease income		166,612
Communications		215,938
Professional and consulting fees		208,751
Depreciation		37,064
Other operating expenses		545,407
	$	2,845,643
Income before income taxes		118,334
Income taxes		52,166
Net income	$	66,168

See notes to financial statements.

KEMPEN & CO. U.S.A., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2017

	Capital Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, January 1, 2017	1,000	$ 10	$ 3,263,979	$ 4,414,004	$ 7,677,993
Net income	-	-	-	66,168	66,168
Balance, December 31, 2017	1,000	$ 10	$ 3,263,979	$ 4,480,172	$ 7,744,161

See notes to financial statements.

KEMPEN & CO. U.S.A., INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities		
Net income	$	66,168
Adjustment to reconcile net income to net cash used in operating activities		
Depreciation		37,064
Changes in assets and liabilities		
Due from Parent		(195,496)
Due from customers		(2,945,280)
Failed to deliver		(2,733,596)
Prepaid taxes		35,663
Fail to receive		2,945,280
Due to customer		2,733,596
Other assets		(67,175)
Accounts payable, accrued expenses and other liabilities		(23,565)
Taxes payable		3,469
Net cash used in operating activities	$	(143,872)
Cash flows from investing activities		
Acquisition of property and equipment	$	(73,394)
Net increase in cash and cash equivalents		(217,266)
Cash and cash equivalents, beginning of year		5,660,877
Cash and cash equivalents, end of year	$	5,443,611
Supplemental cash flow disclosures		
Income taxes paid	$	14,077

See notes to financial statements.

KEMPEN & CO. U.S.A., INC.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Kempen & Co. U.S.A., Inc. (the "Company"), is a wholly-owned subsidiary of Kempen & Co. N.V. (the "Parent") which is based in Amsterdam. The Company is a securities broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes all trades with its Parent and uses its Parent's facilities to clear such trades. Trades are settled on a delivery versus payment basis. The Parent produces research on approximately 75 large, mid, and small cap companies located in Belgium, Luxembourg and Netherlands comprising a wide range of sectors. The Parent also provides property research into approximately 50 European real estate companies in more than 11 European countries. On behalf of the Parent, the Company sells research products to its customers, acquires new clients and organizes corporate road shows to large institutional investors within the United States to facilitate their investment decisions.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company's cash balances are maintained at various banks. Balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased and money market accounts to be cash equivalents.

Revenue Recognition
The Company is remunerated for its activities based upon a cost plus mark-up percentage, which is established by an independent transfer pricing study. Revenue is recognized based upon the expenses incurred during the period, marked-up by 4.0% for the year ended December 31, 2017.

Depreciation
Depreciation is computed using the straight-line method over estimated useful asset lives, which is five to seven years.

KEMPEN & CO. U.S.A., INC.

NOTES TO FINANCIAL STATEMENTS

2 - PROPERTY AND EQUIPMENT- AT COST, NET

Property and equipment consist of the following:

Office equipment	$ 158,954
Furniture and fixtures	120,508
	279,462
Less - Accumulated depreciation	168,599
	$ 110,863

3 - RELATED PARTY TRANSACTIONS

The Company's revenue is derived from the Parent for services provided to institutional investors in their sales district based upon a cost-plus transfer pricing study. The revenue is recorded at the Company's pretax expenses plus a markup percentage of 4.0% for the year ended 2017.

Due from Parent arises from the recording of revenue described above less the allocation of certain direct expenses from the Parent. The balance at December 31, 2017 is comprised of cash held in a bank account at an affiliate of the Parent totaling $1,843,676 and $261,905 of current commission's receivable.

The Company has recorded $300,762 in expenses allocated from the Parent relating to the use of the securities trading platform and corporate overhead charges which are reflected in other operating expenses.

4 - INCOME TAXES

The Company provides for Federal and state income taxes in accordance with current rates applied to income before income taxes. The provision for income taxes is as follows:

Current:	
Federal	$ 30,219
State and city	21,947
	$ 52,166

Federal and state income taxes differ from statutory rates due to non-deductible expenses consisting primarily of meals and entertainment.

5 - PROFIT-SHARING PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees who have attained three months of service. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company match during 2017 is equal to 100% of the matched employee contributions that are not in excess of 4% of employee compensation. The Profit sharing plan expense for the year ended December 31, 2017 was approximately $37,000.

6 - COMMITMENTS

The Company leases office space under a non-cancellable lease, which expired on November 23, 2017. The lease required monthly lease payments of $18,979 at the commencement date and stipulates a 2% escalation of annual rent on each anniversary of the lease commencement date and an additional one time 6% increase on the fourth anniversary. The Company entered into a lease renewal of the office space on June 14, 2016 which extended the lease until November 30, 2024. The lease stipulates a 2% escalation of annual rent on each anniversary of the lease renewal commencement date.

Deferred rent relating to the lease for the year ended December 31, 2017 was approximately $15,000 and is included in accounts payable, accrued expenses and other liabilities. Additionally, the Company has entered into a letter of credit agreement in the amount of $114,000 for the security deposit associated with the lease. This amount plus interest is included in other assets.

During 2011, the Company entered into a non-cancellable sublease with a subtenant, which expired on November 23, 2017. The Company entered into a renewal of the sublease with a subtenant on July 19, 2016 which extended the lease until November 30, 2024. Sublease income is equal to one half of rent expense paid by the Company under the non-cancellable lease each month. Additionally, in accordance with the non-cancellable sublease the Company has collected a security deposit in the amount of $57,128.

The future minimum rental payments and receipts are as follows:

Year Ending December 31,	Future Minimum Payments	Future Minimum Receipts	Net Minimum Payment
2018	$ 278,000	$ (139,000)	$ 139,000
2019	284,000	(142,000)	142,000
2020	290,000	(145,000)	145,000
2021	295,000	(148,000)	148,000
2022	301,000	(151,000)	151,000
Thereafter	594,000	(297,000)	297,000
	$2,042,000	$(1,022,000)	$1,022,000

6 – COMMITMENTS (continued)

Gross rent expense was approximately $312,000 for the year ended December 31, 2017, net of approximately $161,000 of sublease income from a subtenant. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes and operating expenses.

7 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2017, the Company had net capital of $5,011,067 which exceeded requirements by $4,608,071. The ratio of aggregate indebtedness to net capital was 1.206 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company may execute, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2017

KEMPEN & CO. U.S.A., INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Computation of net capital		
Total stockholder's equity	$	7,744,161
Less - Non-allowable assets		
Due from Parent		(2,105,581)
Property and equipment, net		(110,863)
Prepaid taxes		(1,852)
Other assets		(228,275)
Net capital before aged fails deduction	$	5,297,590
Deduction for aged fails to deliver	$	(286,523)
Net capital	$	5,011,067
Computation of aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities	$	85,424
Taxes payable		3,469
Fail to receive		3,165,320
Due to customer		2,733,596
Security deposit payable		57,128
Aggregate indebtedness	$	6,044,937
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	402,996
Minimum dollar requirement		250,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	402,996
Excess net capital	$	4,608,071
Excess net capital at 1000 percent		4,406,573
Ratio: aggregate indebtedness to net capital		1.206 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2017)		
Net capital, as reported in Company's Part II (unaudited) Focus report.	$	4,588,809
Increases (decreases) resulting from December 31, 2017 audit adjustments, net		18,671
Increase resulting from correction of aged fail to deliver deduction		403,587
Net capital, as included in this report	$	5,011,067

See report of independent registered public accounting firm

FRIEDMAN LLP®
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Kempen & Co. U.S.A., Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3 Report, in which (1) Kempen & Co. U.S.A., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kempen & Co. U.S.A., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Kempen & Co. U.S.A., Inc. stated that Kempen & Co. U.S.A., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kempen & Co. U.S.A., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kempen & Co. U.S.A., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
January 29, 2018

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3

I John McGowan, Chief Operating Officer of Kempen & Co. U.S.A., Inc. to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i).

4. The Company met this exemption during the entire fiscal year ending December 31, 2017 without exception.

Dated: 1/25/18

By: ______________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder
of Kempen & Co. U.S.A., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Kempen & Co. U.S.A., Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Kempen & Co. U.S.A., Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Kempen & Co. U.S.A., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kempen & Co. U.S.A., Inc.'s management is responsible for Kempen & Co. U.S.A., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
January 29, 2018

KEMPEN & CO. U.S.A., INC.

SECURITIES INVESTOR PROTECTION CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS

YEAR ENDED DECEMBER 31, 2017

Period covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2017		$4,445.97
Payment schedule:		
SPIC-6	8/8/2017	2,286.06
Amount paid	1/25/2018	$2,159.91

See report of independent registered public accounting firm on applying agreed-upon procedures

KEMPEN & CO. U.S.A., INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-48389

YEAR ENDED DECEMBER 31, 2017

AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM